Exhibit 21.1

Subsidiaries of Coursera, Inc

Subsidiary	Jurisdiction
Coursera Australia Pty Ltd	Australia
Coursera Canada Limited	Canada
Shanghai Kehai Management Consulting Co., Ltd.	China
Coursera Germany GmbH	Germany
Coursera India Private Limited	India
Coursera Europe B.V.	Netherland
Coursera Singapore Pte. Limited	Singapore
Coursera FZ-LLC	United Arab Emirates
Coursera UK Limited	United Kingdom
Rhyme Softworks LLC	United States of America